Filed Pursuant to Rule 425
Filing Person: Pinnacle Financial Partners, Inc.
Subject Company: Cavalry Bancorp, Inc.
Commission File No. 0-23605

October 2005 A Compelling Strategic Alliance: High Growth Bank Enters High Growth Market

Forward Looking Statements Certain of the statements in this presentation may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the merger to Pinnacle and Cavalry, future financial and operating results and Pinnacle's plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, the risk that the cost savings and any revenue synergies from the merger may be realized or take longer than anticipated, disruption from the merger with customers, suppliers or employee relationships, the risk of successful integration of the two businesses, the failure of Cavalry or Pinnacle shareholders to approve the merger and the ability to obtain required governmental approvals of the proposed terms and anticipated schedule. Additional factors which could affect the forward looking statements can be found in the Annual Reports on Form 10-K, the Quarterly Reports on Form 10-Q and Current Reports on Form 8-K of both Pinnacle and Cavalry filed with the Securities and Exchange Commission and available on the Commission's website set forth on the next slide. Pinnacle and Cavalry disclaim any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise. Safe Harbor Statements

Additional Information and Where to Find It IN CONNECTION WITH THE PROPOSED MERGER, PINNACLE FINANCIAL PARTNERS, INC. AND CAVALRY BANCORP, INC. WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations ((615) 744-3710) or Cavalry Banking Corp., 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations ((615) 849-2272). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Safe Harbor Statements

Participants in the Solicitation The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle's directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 14, 2005, which is available on Pinnacle's web site (www.pnfp.com) and at the address provided above. Information about Cavalry's directors and executive officers is contained in the proxy statement filed by Cavalry with the Securities and Exchange Commission on March 18, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available. Safe Harbor Statements

October 2005 Transaction Summary Harold Carpenter, PNFP Chief Financial Officer

Based on September 30, 2005 closing prices Fully diluted calculations Fixed Exchange Ratio: 0.95 shares of PNFP for each share of CAVB Purchase Price per CAVB Share: $23.92 (1) Aggregate Purchase Price: $175.5 million (2) Consideration: 100% Stock; Tax-free exchange for CAVB shareholders Premium to Market: 22.0% (1) Combined Market Capitalization: $353.2 million (1) CAVB ownership of PNFP: 42% (2) Transaction Summary

Transaction Summary Anticipated closing: First Quarter 2006, termination date of March 31, 2006 Approvals: Regulatory and shareholder Board memberships: Three new seats on PNFP board Termination fee: $2.5 million Collars/caps/floors: None Due diligence: Completed Integration team leaders: Hugh Queener, PNFP CAO Bill Jones, CAVB EVP

Transaction Summary Price / 2005 Annualized Earnings: 21.4x 26.6x (*) Price / Book Value: 303% 311% Price / Tangible Book Value: 313% 327% PNFP/ CAVB Average of Similar "All Stock" Transactions (#) # Average results based on RJA SNL data base consisting of 12 "all stock" merger transactions since January 1, 2000 for sellers with assets between $500 million and $1.5 billion. * Trailing last twelve months.

Transaction Summary Contribution Analysis Total Loans $563.0 $455.8 55.3% 44.7% Total Deposits $689.9 $539.2 56.1% 43.9% Total Assets $872.1 $604.7 59.1% 40.9% Total Equity $61.5 $56.9 52.0% 48.0% 2005E Net Income $8.0 $7.9 50.2% 49.8% Pro Forma Ownership 57.6% 42.4% Dollars in millions as of June 30, 2005 PNFP CAVB PNFP CAVB Actual Amounts Percentages

Pro Forma Company (dollars in thousands) Securities and Trading Assets Gross Loans and HFS Allowance for Loan Losses As of June 30, 2005 (1) Other Liabilities Other Comprehensive Income (loss) Pinnacle Cavalry Combined (1) Excludes any purchase accounting or transaction adjustments. Assets Cash Equivalents $59,155 $83,331 $142,486 228,008 29,927 257,935 562,966 455,805 1.018,771 (6,659) (4,903) (11,562) Intangibles 0 1,896 1,896 Other Assets 28,675 38,600 67,275 Total Assets $872,076 $604,656 $1,476,732 Liabilities Deposits $689,919 $539,172 $1,229,091 Borrowings 117,487 2,807 120,294 3,169 5,807 8,976 Total Liabilities $810,575 $547,786 $1,358,361 Stockholders' Equity Realized Equity $61,726 $57,045 $118,771 (225) (175) (400) Total Stockholders' Equity $61,501 $56,870 $118,371 Total Liabilities and Stockholders' Equity $872,076 $604,656 $1,476,732

Synergy Case Synergy case considers cost savings from both CAVB and PNFP. PNFP's plans for 2006 and 2007 contemplated additional space requirements and hiring of additional support staff. With the CAVB acquisition, PNFP can leverage CAVB's experienced staff and less expensive space to support both PNFP and CAVB's growth plans. Pretax amounts 2006 2007 (1) Compensation and benefits $2.8 mm $3.5 mm Operations (2) $1.2 mm $1.9 mm Administrative and other $0.6 mm $0.8 mm Totals $4.6 mm $6.2 mm 2007 amounts increase due to partial year cost savings in 2006 for several items. Operations includes technology, equipment and space savings.

Synergy Case Other items: Pretax amounts 2006 Total identified synergies $ 4.6 mm Anticipated intangible amortization $ (2.2) mm Cost of financing merger costs $ (0.5) mm Addition to allowance for loan losses $ (0.6) mm Totals $ 1.3 mm

Merger-related One Time Costs Compensation and benefits (1) $10.8 mm Transaction fees and costs $2.5 mm Operations (2) $1.7 mm Administrative and other $1.0 mm Totals $16.0 mm (1) Compensation and benefits are primarily associated with change of control provisions in employment and severance agreements and retirement plans. (2) Costs are primarily related to assets which offer no future value to the combined firm.

Due diligence completed CAVB executive management engaged Other key social issues decided Conservative cost saving assumptions No revenue enhancements assumed No branch overlap Low-risk balance sheet; strong credit quality and reliance on core funding Franchise with similar vision and culture to Pinnacle Low Risk / Conservative Assumptions

October 2005 The Transaction Rationale M. Terry Turner, PNFP President and CEO

The Transaction Rationale Acceleration in targeted market Increased size and scale Enhanced franchise value Enhanced geographic market Accretion to earnings Increased float Lower cost source of funding Improved revenue diversification

Increased Size and Scale Proforma assets of $1.6 billion Proforma market cap of approximately $400 million Largest independent institution headquartered in Nashville Second largest independent institution in the state of Tennessee 17 offices in the most ideal trade areas in Middle Tennessee 5th largest Nashville MSA market share with potential to move to 4th in 12 - 18 months Double lending capacity The Transaction Rationale

Enhanced Franchise Value $1.6 billion in assets and 17 offices in advantaged trade areas would attract the largest acquirers and potentially enhance "take-over" premium Elimination of CAVB reduces potential acquisition targets in the Nashville MSA which should increase scarcity value The Transaction Rationale

Enhanced Geographic Market Rutherford is the 5th largest county in Tennessee Rutherford is the fastest growing county in Tennessee in terms of population Rutherford has been the fastest growing county in the entire U.S. for the last three quarters in terms of job growth PNFP had plans to enter Murfreesboro / Rutherford County on a denovo basis before 2005 year-end The Transaction Rationale

Enhanced Geographic Market Source: SNL The Transaction Rationale

The Transaction Rationale Accretion to Earnings Modest synergy case Anticipated $0.05 impact to 2006 GAAP earnings Experienced management team

Increased Float Proforma shares outstanding would increase from 8.4 million shares to 15.6 million shares Proforma market cap would approximate $400 million The Transaction Rationale

Lower Cost Source of Funding PNFP CAVB Core deposits / total deposits 69% 84% Q205 average cost of deposits 1.80% 1.63% Q205 total cost of funds 1.97% 1.64% Q205 net interest margin 3.57% 4.18% The Transaction Rationale

Improved Revenue Diversification Percent Total Revenue PNFP CAVB Spread income 88% 64% Deposit charges 3% 17% Investment sales commissions 4% 1% Mortgage (origination and servicing) 2% 4% Insurance sales commissions - 7% Fiduciary fees - 3% Other 3% 4% The Transaction Rationale

Important Considerations "CAVB is not your father's thrift." What is the current earnings capacity of CAVB? How can PNFP extend its dramatic growth?

Loan Composition (6/30/05) Deposit Composition (6/30/05) Construction & Consumer Commercial & Industrial 38% 1-4 Family 29% Development 7% Commercial Real Estate 21% 3% Other 2% Other Commercial & Industrial 28% 1-4 Family 25% Construction & Development 24% Commercial Real Estate 14% Consumer 7% 2% Other 2% Consumer 5% Commercial Real Estate 18% Construction & Development 15% 1-4 Family 27% Commercial & Industrial 33% Pinnacle Cavalry Pro Forma Jumbo CDs 17% Savings & MMDAs 54% Transaction Accounts 11% Retail CDs 18% Jumbo CDs 33% Savings & MMDAs 32% Transaction Accounts 29% Retail CDs 6% Jumbo CDs 26% Savings & MMDAs 42% Transaction Accounts 21% Retail CDs 11% Important Considerations "CAVB is not your father's thrift" Commercial & Industrial 33%

NPAs / Total Loans + OREO 0.23% 0.39% 0.11% 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 0.70% 0.80% Cavalry Pinnacle Comparable Banks NCOs / Average Loans 0.03% 0.10% 0.03% 0.00% 0.05% 0.10% 0.15% 0.20% 0.25% 0.30% Cavalry Pinnacle Comparable Banks Reserves / NPAs 11.17 5.30 4.74 0.00x 2.00x 4.00x 6.00x 8.00x 10.00x 12.00x Cavalry Pinnacle Comparable Banks Important Considerations "CAVB is not your father's thrift" UBPR 6/30/05

1997 1998 1999 2000 2001 2002 2003 2004 (1) 2005 Q2 2005E 2005 Q2 Loans 187 266.1 379.9 511.6 605.8 630 8.41 7.69 Net Interest Income 10757 11702 14706 15459 16064 16320 19513 21244 10840 42700 Net Income 2975 2388 2952 8276 4117 4494 5188 2480 7900 6039 Reflects normalized earnings after adjusting for one-time extraordinary non-cash expense associated with CAVB's ESOP; 2004 as-reported net income was $0.429mm. Important Considerations What is the current earnings capacity of CAVB?

CAVB GROWTH PROFILE 4 Year CAGR Loans 15.8% Deposits 12.3% Assets 11.8% 2004 Growth Rate Loans 22.7% Deposits 11.5% Assets 12.3% Important Considerations How can PNFP extend its dramatic growth? PNFP will augment CAVB growth by adding additional financial advisors focused on larger businesses and affluent households CAVB and Rutherford County provide outsized growth opportunity

Additional C & I financial advisors to CAVB Treasury Management Services to CAVB Insurance Services to PNFP Strong Commercial focus to CAVB Merchant Services to PNFP Various retail pricing Initiatives to PNFP Brokerage Services to CAVB Residential Construction Lending to PNFP Important Considerations How can PNFP extend its dramatic growth? Potential Synergies Not Included in Synergy Case

October 2005 Creating Value for Shareholders Ed Loughry, CAVB Chairman and CEO

Murfreesboro/Rutherford County financial institution since 1929. In 1998, converted from a mutual to a bank charter. In 1999, began trading on NASDAQ. Ed Loughry appointed President in 1982 and Ronnie Knight named Executive Vice President. Bill Jones joined firm in 1992. Emphasis on commercial business with significant growth in recent years in commercial segment in Rutherford and neighboring counties. Strong core deposit base. Overview of The CAVB Franchise

Market Share - Rutherford County Deposits Market Branch in Market Share Rank Institution (ST) Type Count ($000) (%) 0 1 SunTrust Banks Inc. (GA) Bank 9 474,598 24.48 2 Cavalry Bancorp Inc. (TN) Bank 9 435,041 22.44 3 Bank of America Corp. (NC) Bank 7 228,755 11.80 4 First Horizon National Corp. (TN) Bank 6 178,551 9.21 5 AmSouth Bancorp. (AL) Bank 7 166,246 8.58 6 Regions Financial Corp. (AL) Bank 6 137,023 7.07 7 First South Bancorp Inc. (TN) Bank 3 122,773 6.33 8 Bank of the South (TN) Bank 2 68,154 3.52 9 Greene County Bancshares Inc. (TN) Bank 3 51,554 2.66 10 U.S. Bancorp (MN) Bank 2 37,155 1.92 11 MidSouth Bank (TN) Bank 3 29,309 1.51 12 Beacon Fed Financial Services (NY) Thrift 1 9,457 0.49 13 Fifth Third Bancorp (OH) Bank 2 0 0.00 14 Wilson Bank Holding Company (TN) Bank 1 0 0.00 Deposit Market Share Analysis Rutherford County Deposit Market - Data as of June 30, 2004 Ranked by Market Share Source: SNL

Overview of CAVB Franchise Financial Summary Asset Quality Loan Mix Deposit Mix $ thousands 2002 2003 2004 Assets $464,365 $515,172 $578,670 Net Loans 318,324 353,060 433,027 Deposits 407,752 454,257 506,534 Net Income $4,117 $4,494 $5,188 EPS 0.62 0.67 0.76 Efficiency 73.1% 75.5% 71.5% ROAA 0.97 0.96 0.97 ROATE 8.69 8.97 9.56 Note: 2004 earnings excludes ESOP charge of $5.1mm 0.05% 0.05% 0.05% 0.02% 0.36% 0.23% 0.29% 0.17% 0.23% 0.07% 6/30/2004 9/30/2004 12/31/2004 3/31/2005 6/30/2005 NCOs/ Avg Loans NPLs/ Loans Other 2% Consumer 7% Commercial Real Estate 14% Construction & Development 24% 1-4 Family 25% Commercial & Industrial 28% Jumbo CDs 17% Savings & MMDAs 54% Transaction Accounts 11% Retail CDs 18%

Enhancing Franchise Value M. Terry Turner, PNFP President and CEO

CONCLUSION Acceleration in targeted market Increased size and scale Enhanced franchise value Enhanced geographic market Accretion to earnings Increased float Lower cost source of funding Improved revenue diversification Low risk integration

Appendix

CAVB Historical Balance Sheet (Dollars in Thousands) 2001 2002 2003 2004 2Q2004 2Q2005 Balance Sheet Highlights Cash and Securities $113,885 $113,962 $129,028 $108,443 $77,090 $120,544 Gross Loans HFI 284,709 305,181 354,937 435,389 413,983 454,786 Loan Loss Reserves 4,470 4,657 4,525 4,863 4,600 4,903 Loans Held for Sale 10,423 17,800 2,648 2,501 3,922 1,019 Total Net Loans 290,662 318,324 353,060 433,027 413,305 450,902 Total Intangibles 0 1,965 1,938 1,910 1,924 1,896 Total Assets 432,874 464,365 515,172 578,670 523,581 604,656 Deposits $380,990 $407,752 $454,257 $506,534 $460,939 $539,172 Total Borrowings 998 2,944 2,889 2,835 2,862 2,807 Total Liabilities 384,068 414,619 460,745 524,837 468,823 547,786 Total Equity $48,806 $49,746 $54,427 $53,833 $54,758 $56,870 Selected Ratios Tangible Equity / Tangible Assets (%) 11.27 10.33 10.23 9.00 10.13 9.12 Leverage Ratio (%) 8.60 10.89 10.73 9.30 10.46 9.51 Tier 1 Risk Capital Ratio (%) 10.36 14.62 14.69 11.70 12.98 11.43 Total Capital Ratio (%) 11.64 15.87 15.95 12.70 14.10 12.44 NPA/Assets (%) 0.13 0.16 0.17 0.13 0.18 0.18 NCOs/Average Loans (%) 0.15 0.10 0.07 0.14 0.05 0.05

CAVB Historical Income Statement Note: Ratios exclude non-recurring expenses (Dollars in Thousands) 2001 2002 2003 2004 2Q2004 2Q2005 Income Statement Interest Income $28,108 $23,257 $21,936 $25,068 $5,960 $7,640 Interest Expense 12,649 7,193 5,616 5,555 1,269 2,129 Net Interest Income 15,459 16,064 16,320 19,513 4,691 5,511 Loan Loss Provision 661 497 101 875 75 50 Non-interest Income 8,276 11,524 14,614 12,901 3,239 3,067 Gain/ Loss on Sale of Securities 0 4 11 (22) 12 0 Total Nonrecurring Income 0 46 0 0 0 0 Total Income 23,074 27,141 30,844 31,517 7,867 8,528 Total Noninterest Expense 16,140 20,133 23,385 23,254 5,946 5,534 Nonrecurring Expense 2,500 0 0 5,300 0 0 Net Income Before Taxes 4,434 7,008 7,459 2,963 1,921 2,994 Income Taxes 2,435 2,891 2,965 2,534 754 1,139 Net Income $1,999 $4,117 $4,494 $429 $1,167 $1,855 Net Income before Nonrecurring 4,299 4,117 4,494 5,123 1,167 1,855 Selected Ratios Net Interest Margin (%) 4.24 4.28 3.93 4.10 4.09 4.17 Efficiency Ratio (%) 68.10 73.06 75.46 71.53 74.89 64.33 ROAA (%) 1.08 0.97 0.96 0.97 0.91 1.28 ROAE (%) 9.31 8.36 8.60 9.23 8.43 13.13